FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

SECOND INTERIM DIVIDEND FOR 2010

SCRIP DIVIDEND ALTERNATIVE

74,810,373 ordinary shares of US$0.50 each have been issued by HSBC Holdings plc to shareholders who elected to receive the scrip dividend alternative for the second interim dividend for 2010, payable on 6 October 2010.  The shares rank pari passu with the existing issued ordinary shares of the Company.

Application has been made to the Financial Services Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.  Dealings are expected to commence on 6 October 2010.

R G Barber
Group Company Secretary
6 October 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                        Date: 06 October, 2010